-------------------------------------------------------------------------------

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2002

                     --------------------------------------

                                 CELESTICA INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                     --------------------------------------

                                12 CONCORDE PLACE
                                TORONTO, ONTARIO
                                 CANADA, M3C 3R8
                                 (416) 448-5800
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F   X                                Form 40-F
                   -------                                       ------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                          No   X
              -------                                      -------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                  --------

-------------------------------------------------------------------------------

                                 CELESTICA INC.
                                    FORM 6-K
                               MONTH OF APRIL 2002

Filed with this Form 6-K are the following which are incorporated herein by reference:



-   Press Release, dated April 17, 2002, the text of which is attached hereto as
Exhibit 99.1, including Celestica Inc.'s first quarter 2002 consolidated financial information.

-   Supplemental Information of Celestica Inc., attached hereto as Exhibit 99.2.


EXHIBITS

99.1  - Press Release, dated April 17, 2002
99.2  - Supplemental Information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                      CELESTICA INC.




Date:  April 29, 2002             BY:  /s/ Elizabeth DelBianco
                                       ___________________________________
                                       Name:  Elizabeth DelBianco
                                       Title: Vice President & General Counsel

                                  EXHIBIT INDEX


EXHIBIT                     DESCRIPTION
99.1                        Press Release, dated April 17, 2002

99.2                        Supplemental Information